November 09, 2009

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:                             Michaels Stores, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Filed April 2, 2009

Form 10-Q for Fiscal Quarter Ended August 1, 2009

Filed September 4, 2009

Form 8-K Filed August 25, 2009

File No. 1-9338

Dear Mr. Thompson:

On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated October 27, 2009 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.

We have included the text of the Staff’s comments preceding each of Michaels’ responses. Set forth below are Michaels’ responses to the comments presented in your letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 23

1.              Your discussion should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance.  As such, please provide quantitive as well as qualitative disclosure when quantitative information is reasonably available.  In addition, please:

•                  provide an analysis of the uncertainties involved in applying critical accounting principles or the variability that is reasonably likely to result from their application over time;

•                  address why estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at each estimate, how accurate your estimates/assumptions have been in the past, how much your estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future; and

•                  provide sensitivity analyses based on other outcomes that are reasonably likely to occur and would have a material effect unless the estimates involve multiple, inter-related assumptions, such as those used for evaluating goodwill for impairment.

Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In future filings, we will revise the discussion of our critical accounting policies, beginning with the Form 10-K for the fiscal year end January 30, 2010 (the “2009 Form 10-K”), to provide additional disclosure relating to our financial condition and operating performance. We will provide additional commentary on assumptions and uncertainties that underlie estimates in our financial statements, including quantitative and qualitative analyses of the sensitivity of the reported results to changes in assumptions and estimates, where appropriate, as described in your comment.

Item 9A.  Controls and Procedures, page 35

2.              We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely discussions regarding required disclosure.  As such, please include the entire definition of disclosure controls and procedures in the conclusion of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures.  In addition, since the conclusion of your chief executive officer and chief financial officer includes the concept of “reasonable assurance,” please disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.  Alternatively, simply disclose that your chief executive office and chief financial officer concluded that your disclosure controls and procedures are effective at the end of the period.  Refer to Item 308 of Regulation S-K, Exchange Act Rule 13a-15(e) and Section II.F.4 of SEC Final Rule Release No. 34-48960:  Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response:

In future filings we will modify the disclosure to the following:

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated by the SEC under the Securities Exchange Act of 1934).  An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Such controls and procedures are designed to ensure that information we are required to disclose in our reports is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely disclosure decisions.

Management’s Report on Internal Control over Financial Reporting, page 35

3.              We note your statement that “management believes that we maintained effective internal control over financial reporting as of January 31, 2009.”  It does not appear that your statement complies with Item 308(a)(3) of Regulation S-K, which requires a statement as to whether or not internal control over financial reporting is effective.  Please provide the required statement.

Response:

In future filings we will modify the statement to read, “Based on our assessment, we maintained effective internal control over financial reporting as of the end of the fiscal year.”

Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ (Deficit) Equity, page F-7

4.              Please provide the following additional disclosures:

•                  display each component of other comprehensive income as required by paragraph 22 of SFAS 130 (FASB ASC 220-10-45-8);

•                  disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income either on the face of the statement or in the notes to the financial statements as required by paragraph 25 of SFAS 130 (FASB ASC 220-10-45-45-12); and

•                  disclose accumulated balances for each classification of accumulated other comprehensive income on the face of the statement, in the balance sheet, or in notes to the financial statements as required by paragraph 26 of SFAS 130 (FASB ASC 220-10-45-14).

Response:

In future filings, beginning with the Form 10-Q for the period ended October 31, 2009, we will include a footnote such as the following that discloses the primary components of accumulated other comprehensive income.

Comprehensive income (loss) is included in the Consolidated Statements of Stockholders’ (Deficit) Equity.  Accumulated other comprehensive income (loss), net of tax, is reflected in the Consolidated Balance Sheets as follows:

(In millions)	Foreign Currency Translation and Other	Derivative Instruments	Total
Balance at February 2, 2008	$11	$(1)	$10

Foreign currency translation adjustment	(10)	—	(10)
Change in fair value of hedge instruments	—	5	5
Balance at January 31, 2009	$1	$4	$5

The “other” in the above table is related to an immaterial amount of pension costs of $0.9 million, net of tax, for a noncontributory defined benefit plan associated with an entity acquired in 1992.  Since that time, no new participants have been added to the plan nor additional benefits accrued.

We will disclose the components identified above net of tax on the face of the Consolidated Statements of Stockholders’ (Deficit) Equity beginning with the 2009 Form 10-K and within the footnote as shown above.   We believe that the tax effect of these components is immaterial and therefore, we will not specifically disclose the dollar amount of the income tax expense or benefit allocated to each component.

Notes to Consolidated Financial Statements, page F-8

Note 2.  Discontinued Operations, page F-13

5.              Please tell us the facts and circumstances that support the conclusion that your concept businesses discontinued in 2007 meet the conditions in paragraph 42 of SFAS 144 (FASB ASC 205-20-45-1) for reporting in discontinued operations.  Specifically address the concept of migration discussed in paragraph 6 of EITF 03-13 (FASB ASC 205-20-55-7).

In that regard, it appears that Recollections sold scrapbooking merchandise, which appears to be a significant product category of Michaels stores, and that Star also sold products which are similar to those sold by Michaels stores.

Response:

In determining whether the Star and Recollections businesses met the classification of discontinued operations we considered the guidance in paragraph 42 of SFAS 144 (FASB ASC 205-20-45-1) which states the following:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Recollections business:

Recollections was our retail concept business, which consisted of 11 stores across four states, specializing in a robust assortment of specialty scrapbooking and paper crafting products. It had a strong focus on introducing new products and scrapbooking trend items, as well as fostering a community environment amongst its customers. A Recollections store averaged 5,900 in total square footage. Total revenue from the Recollections business was $11.2 million in fiscal 2006. The Recollections business consisted of its own management and operations team. As of February 2, 2008, all 11 Recollections stores were closed and all related operations ceased.

In making our determination of whether there would be significant migration of cash flows from the $11.2 million Recollections business to the $3.9 billion Michaels consolidated business, we considered the very focused merchandise assortment, selling and customer service approach and physical size of the Recollections format as compared to a Michaels store. Despite some overlap of scrapbooking items, Michaels carries a broader range of products in a self-select, big box format. In addition, some of the overlapping product categories are also broadly available at many other retailers located in these four markets. Our conclusion was that the broad assortment of products and lack of the scrapbook community environment at the Michaels stores combined with the retail availability of the basic scrapbooking items, would preclude any significant migration of cash flows to Michaels.

Star Wholesale business:

The Star Decorators Wholesale (“Star”) locations targeted commercial customers providing decorating related merchandise for interior designers, florists, commercial businesses such as restaurants, hotels and convention centers, caterers and event planners. Star was a wholesale operation not open to the general public. Michaels stores are retail operations that focus on products for the crafter and do-it-yourself home decorator. Our Michaels stores did not change their primary distribution method or merchandise focus as a result of closing Star; therefore, we did not expect our Michaels stores to generate significant incremental revenues from the sale of similar products. Based on the above, we believe that Star also met all of the requirements to be classified as discontinued operations in accordance with SFAS 144, as clarified by EITF 03-13.

Note 8.  Share-Based Compensation, page F-23

6.              Please tell us how you determine the value of your common stock when estimating the fair value of stock options and restricted stock awards.  Please also tell us why the current value of your common stock and the assumptions used to determine the current value of shares underlying options are not considered significant assumptions that should be disclosed in accordance with paragraph A240.e. of SFAS 123(R)(FASB ASC 718-10-50-2f).

Response:

In future filings, we will expand the disclosures related to our share-based compensation to include the current fair value of the stock options and the following:

All grants of stock options have an exercise price equal to or greater than the fair market value of our common stock on the date of grant.  Because we are privately held and there is no public market for our common stock, the fair market value of our equity is determined by our Board of Directors at the time option grants are awarded.  In determining the fair value of our common stock, the Board of Directors considers factors that it believes are material to the valuation process including the Company’s actual and projected financial results, the principal amount of the Company’s indebtedness and formal valuations of the Company. Valuations completed rely on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility.

7.              We note that you do not disclose information required by paragraph A.240 of SFAS 123(R)(FASB ASC 718-150-2) with respect to non-vested restricted stock awards to the extent applicable.  Please advise.

Response:

As of January 31, 2009, there were 187,467 shares of restricted stock outstanding with 120,800 of those shares non-vested. The compensation cost not yet recognized was $940,208 and is expected to be recognized over a weighted average period of 3.2 years. The compensation expense was $541,862 for the year then ended.

As of August 1, 2009, there were 632,511 shares of restricted stock outstanding with 555,017 of those shares non-vested. The compensation cost not yet recognized was $2.6 million and is expected to be recognized over a weighted average period of 4.5 years. Compensation expense for the six months ended August 1, 2009 was $280,720.

The increase in number of non-vested restricted stock awards since January 31, 2009 was largely related to the hiring of our chief executive officer. We do not anticipate significant additional restricted stock awards on a go forward basis.  We do not believe such amounts are material for disclosure. However, in future filings, we will include all applicable disclosures related to restricted stock awards, to the extent material.

Note 14.  Segment and Geographic Information, page F-28

8.              We note that you report earnings before interest, income taxes, discontinued operations, goodwill impairment, depreciation and amortization as the measure of segment profit or loss pursuant to paragraph 27 of SFAS 131 (FASB ASC 280-19-50-22), and that you characterize the measure as EBITDA.  Since the measure excludes goodwill impairment, you should not define the measure as “EBITDA.”  Please revise the title of your segment profit or loss measure to clearly identify the earnings measure being used and all adjustments.

Response:

Our EBITDA calculation in the 10-K actually includes goodwill impairment, although the text inadvertently states that it was excluded. In future filings, we will state clearly that EBITDA relates to earnings before interest, income taxes, depreciation and amortization which is consistent with the calculation shown in the table.

Note 16.  Condensed Consolidating Financial Information, page F-30

9.              Please disclose, if true, that each subsidiary guarantor is 100% owned by the parent, all guarantees are full and unconditional and all guarantees are joint and several.  Otherwise provide a separate column for each subsidiary guarantor that is not 100% owned, whose guarantee is not full and unconditional, or whose guarantee is not joint and several with the guarantees of other subsidiaries.  Also provide separate financial statements for each of these subsidiary guarantors unless the only condition not satisfied is that the guarantee is not joint and several.  Refer to Rule 3-10 of Regulation S-X.

Response:

Each subsidiary guarantor is 100% owned by the parent and all guarantees are joint and several. We will include this disclosure in future filings.

Form 10-Q for Fiscal Quarter Ended August 1, 2009

10.       Please address the comments above in your interim filings to the extent applicable.

Response:

We note the above comments and will incorporate the responses, as applicable, into all future filings.

Note 2 — Share Based Compensation, page 7

11.       Please tell us how you accounted for the exchange offer and why your accounting treatment complies with paragraph 51 of SFAS 123(R)(FASB ASC 718-20-35-3).  In your response, please provide the following information:

•                  the portion of the grant-date fair value of the original awards for which requisite service is expected to be rendered (or has already been rendered);

•                  the incremental cost resulting from the modifications;

•                  the fair value of the original share options at the exchange date;

•                  the additional compensation cost recognized on vested options;

•                  the additional compensation cost to be recognized on unvested options expected to vest; and

•                  the reason for the decline in fiscal 2009 share-based compensation cost as a result of the exchange.

Response:

Paragraph 51 of SFAS 123(R) (FASB ASC 718-20-35-3) requires that compensation expense related to the modification of a stock option award be measured by comparing the fair value of the original options immediately before modification of the terms with the fair value of the modified options. An increase in the fair value of option awards where service has already been rendered should be expensed in the period of the modification. An increase in the fair value of options where service is expected to be rendered, as well as the unrecognized compensation cost of the grant-date fair value of the original award, is to be recognized as compensation expense over the vesting period.

In prior periods, we granted 17.1 million stock options to various employees with a fair value of approximately $3.80 per share.  After considering amounts for stock options where the requisite service period would not be met, we measured the stock option expense for these options to be $38.3 million, which is recognized over the service period of 5 years.  As of July 2, 2009, the modification date, we had recognized $16.4 million of expense and had $21.9 million of unrecognized grant-date fair value.

At the date of the exchange offer, we determined the fair value of the original options immediately before the exchange to be $3.8 million. The decrease in the fair value from the grant date is a result of the decrease in the stock price as determined by our valuation models discussed in comment 6 above. After taking into account the impact of the modifications from the exchange offer, we determined the fair value of the exchanged options to be $5.9 million resulting in $2.1 million of incremental compensation expense. The $2.1 million increase in fair value resulted from the modification of unvested new options (with a new 5-year vesting schedule commencing on the date of the exchange offer) and, as such, this incremental cost is being recognized over the new vesting period.  When measuring the incremental cost of the modification, we determined that the modification would not have a significant impact on the number of options we expected to vest as we had 100% participation in the exchange offer and our forfeitures would not significantly change. With regard to vested options that were exchanged for vested new options with identical terms, we determined the fair value of these options pre-modification and post-modification were the same as there were no changes in the terms. Therefore, no additional compensation cost was recognized in the period of the modification.

Prior to the exchange transaction, the $21.9 million of unrecognized grant-date fair value was being recognized over the original grant vesting period, which would substantially end in fiscal 2011. After the exchange transaction, the $24.0 million of compensation expense ($21.9 million of unrecognized grant-date fair value plus the $2.1 million of incremental costs resulting from the modification) is being recognized over the new vesting period, which ends in fiscal 2013. Therefore, the decrease in share-based compensation cost in fiscal 2009 is attributable to the longer vesting period of the modified awards compared to the vesting period of the original grants.

We believe our accounting treatment for the exchange offer is consistent with the requirements of paragraph 51 of SFAS 123 (R) (FASB ASC 718-20-35-3).

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

12.       Please tell us how you determine the effective tax rate used in computing income tax provisions in interim periods and why your policy complies with paragraph 19 of APB 28 (FASB ASC 740-270-30-8).

Response:

Our interim period effective tax rate is based on projected annual income (or loss) applying the appropriate tax rate for various taxing jurisdictions, including federal, state and international.  The effective tax rate includes tax credits, foreign tax rates, capital gain rates, non-deductible expenses, and tax planning alternatives, but excludes tax related to significant unusual or extraordinary items that will be separately reported or reported net of their related tax. Additionally, to the extent that discrete items occur within the quarter, their impact is recognized within the quarter.

Form 8-K Filed August 25, 2009

13.       Please refer to the comment above regarding your characterization of earnings before interest, taxes, discontinued operations, goodwill impairment, depreciation and amortization as “EBITDA,” and revise the title of the measure to clearly identify the earnings measure being used and all adjustments.  Similarly revise the title of “Adjusted EBITDA.”  In addition, please tell us why your disclosure of “EBITDA” as a non-GAAP measure is consistent with your disclosure of “EBITDA” as the GAAP segment profit or loss measure reported in your financial statements.  Finally, please thoroughly discuss why “Adjusted EBITDA” is useful to investors.  For example, please discuss how the measure enables investors to evaluate operating performance and your ability to service debt when the measure excludes certain costs and expenses and/or cash flows.  Refer to Regulation G, Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Response:

We recognize that there was an inconsistency in our calculation of EBITDA between our Form 10-K for fiscal year ended January 31, 2009 and our Form 8-K filed on March 10, 2009. In future periods, to the extent that we have goodwill impairments, we will ensure that our calculation and definition of EBITDA include goodwill impairment and reflect any goodwill impairment in the adjustments used to calculate Adjusted EBITDA.

A significant portion of our debt is related to our senior secured term loan facility. The terms of that facility require principal prepayments, if certain metrics are achieved. A key component in determining the amount of prepayment is Adjusted EBITDA. As such, we consider Adjusted EBITDA, a defined in the term loan agreement, to be a relevant measure for our investors, primarily the holders of our debt obligations.

*              *              *              *              *              *              *

Michaels hereby acknowledges that:

•                  Michaels is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Michaels may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Sincerely,

/s/ Elaine D. Crowley

Elaine D. Crowley
Executive Vice President – Chief Financial Officer